UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Incorporation by Reference

This Form 6-K includes a version of the Registrant’s earnings release entitled CSR plc Unaudited Results for the First Quarter Ended 30 March 2012 that has been modified for purposes of updating registration statements filed by the Registrant on Form S-8 on June 26, 2009 (No. 333-160246), October 1, 2009 (No. 333-162255) and September 7, 2011 (No. 333- 176706), and subsequently filed registration statements on Form S-8 that purport to incorporate by reference Form 6-Ks filed prior to the filing of the Registrant’s next succeeding annual report on Form 20-F (collectively, the “Registration Statements”). This report on Form 6-K is filed for purposes of being incorporated by reference in the Registration Statements. The original earnings release was furnished on Form 6-K; this modified version of the earnings release is not intended to supersede the original earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: May 4, 2012	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

London, 1 May 2012	CSR PLC UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 MARCH 2012 Solid revenue driven by voice & music, automotive and location. Robust underlying gross margins and cost savings on track.

CSR plc (“CSR” and “the Company”) today reports first quarter results for the 13 weeks to 30 March 2012:

First Quarter Financial Summary	IFRS				Underlying*
	Q1 2012		Q1 2011		Q1 2012		Q1 2011
Revenue	$227.0m		$163.9m		$227.0m		$163.9m
Gross margin	49.2%		48.2%		50.6%		49.1%
Operating profit (loss)	($15.8m	)	($3.3m	)	$2.7m		$0.0m
Profit (loss) for the period	($14.0m	)	($2.0m	)	$1.6m		$3.0m
Diluted earnings (loss) per share	($0.07)		($0.01)		$0.01		$0.02
Net cash outflow from operating activities	($15.4m	)	($10.3m	)	($15.4m	)	($10.3m	)
Cash, cash equivalents, treasury deposits and investments	$251.3m		$400.8m		$251.3m		$400.8m

*	Underlying results are based on International Financial Reporting Standards, adjusted for amortisation of acquired intangibles, share option charges, integration & restructuring costs, acquisition fees, litigation settlements, patent settlements and the unwinding of discount on litigation settlements. Please refer to the Supplementary Information on pages 17 to 19 for a full reconciliation of IFRS to underlying measures.

•	Financial performance:

•	Q1 2012 revenue of $227.0m (Q1 2011: $163.9m) includes a contribution of $73.2m from Zoran,

•	Revenue growth Q1 2012 year-on-year in Automotive business line (37%) and Home Business Group (35%) with declines in Personal Navigation Devices (PND) (53%) and Handsets (15%),

•	IFRS operating loss increased to $15.8m (Q1 2011: loss $3.3m) due to $14.5m litigation income recorded in Q1 2011, underlying operating profit improved to $2.7m (Q1 2011: $0.0m),

•	Ended Q1 2012 with cash, cash equivalents, treasury deposits and investments of $251.3m.

•	Focus on returns:

•	Operating expenses $127.5m continue to reduce (Q4 2011: $157.2m),

•	Underlying operating expenses $112.1m continue to reduce (Q4 2011: $123.9m),

•	$130m of annualised savings on track to be completed by end of Q2 2012.

•	Momentum in platform strategy:

•	Platform revenue 57% of total revenue in Q1 2012 (Q1 2011: 38%) driving improved year-on-year underlying gross margin of 50.6% and underlying profitability,

•	Next generation SiRFstarV™ location platform chosen by major smartphone manufacturer for Q2 launch,

•	Fifteen new licensees for aptX® in first quarter taking total to more than 75 customers,

•	Launched next generation Quatro 5300™ programmable imaging processors for printers.

•	Continued technical innovation:

•	CSR and Software Imaging Limited jointly launched DirectOffice™ Mobile Print 3.0, which offers the ability to print directly from mobile devices to most existing printers,

•	Indoor location technology nominated for UBM Electronics ACE Awards in Innovator of the Year category,

•	CSR9800™ Wi-Fi®/Bluetooth® combination chip on track.

Joep van Beurden, Chief Executive Officer, said: “We have had a good quarter with revenue ahead of management guidance driven by strength in our long-term growth engines of voice & music, automotive and location platforms. We have maintained momentum in our transition to providing higher-margin platforms to multiple markets, which is reflected in our underlying gross margins.

“Our new generation SiRFstarV location platform is seeing significant customer interest and will start shipping to a major smartphone customer in the second quarter. We also see good momentum behind our aptX® audio codec and now have more than 75 licensees for this product.

“CSR remains focussed on delivering returns to shareholders. We continue to reduce our cost base and are on track to deliver the previously announced annualised costing savings of $130m by the end of Q2 2012.”

OUTLOOK

We expect second quarter revenues to be in the range of $245m to $265m. We believe we are on track to deliver market consensus revenue estimates for the full year.

Notes to Financial Summary Tables

Non-GAAP Disclosure: Although International Financial Reporting Standards (“IFRS”) disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure. CSR believes that these underlying items (in particular, underlying gross profit, underlying gross margin, underlying cost of sales, underlying R&D expenditure, underlying SG&A expenditure, underlying operating profit, underlying operating margin, underlying finance (expense) income, underlying profit before tax, underlying tax, underlying profit for the period and underlying diluted earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors. Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these underlying measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e) improve transparency for investors; (f) assist investors in their assessment of the long-term value of CSR; and (g) assist investors in understanding management behaviour. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies. Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures. Moreover, the category of adjustments required to calculate underlying measures vary from period to period. A reconciliation of each underlying measure to the most comparable IFRS measure is provided as part of the Supplementary Information, from pages 17 to 19.

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, Investor Relations Director	Tel: +44 (0) 20 7831 3113
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

UK conference call and presentation	9.00 am BST, 1 May 2012
Location:	JP Morgan Cazenove, 20 Moorgate, London EC2R 6DA
Details of the live audio webcast, audio call and replay:	Available on the CSR website - http://csr.com/Q1-2012
North American conference call	9.00 am EDT, 6.00 am PDT, 1 May 2012 Details available on the CSR website - http://csr.com/Q1-2012

*	The information on our website is not incorporated by reference into this report.

CSR is hosting a site visit for analysts and institutional investors at its Cambridge office between 3pm and 5pm on Thursday 24th May 2012. Senior management will deliver presentations on potential growth platforms for CSR and will provide a series of demonstrations of some of the Company’s leading technology.

The second quarter 2012 results are expected to be announced on 24 July 2012. This is expected to be a videocast-only event, due to its proximity to the start of the Olympics.

Executing against our Strategy

Our strategy focuses on targeting our chosen end markets with our integrated and differentiated technology platforms, with the goal of achieving sustainable growth with higher margins and returns. We are developing enhanced and connected platforms in end markets where we have a position of scale, including voice & music, automotive, cameras and document imaging. We are also developing a range of products for other markets including handsets and computer peripherals. We take a disciplined approach to capital allocation, investing in markets where we see the best prospects for profitable revenue growth.

We believe we continue to execute well against our strategy. In the first quarter, our platform-related business comprised more than 57% of our reported revenues up from 38% of reported revenues in the comparable quarter last year, which was the main driver of increased underlying gross margins year-on-year, from 49.1% to 50.6%.

We are investing in five specific medium to longer-term areas of opportunity: voice & music; location (including deep indoors); automotive; the proliferation of Bluetooth low energy, now named Bluetooth SMART; and next-generation image capture, as it expands into areas such as automotive.

Progress on Platforms and Products

In our Auto Business Group, our next-generation 40nm automotive infotainment and navigation platform is expected to ship in the second quarter of 2012. Our Wi-Fi autograde product is ramping into production as expected.

In our Home Business Group, we continued our market leadership in the area of Bluetooth stereo audio. Our CSR8600™ next-generation audio platform continues to see customer demand in the areas of stereo headsets, active speakers and speaker docks, and the new CSR8600 series is now in mass production for mono and stereo headsets. In the home theatre market, we believe that the thin screen form factor of new television design is driving uptake of sound bars.

We had significant design win traction in the audio area, with a number of customer product launches expected in the middle of the year for the end-of-year sales season, resulting in continuing growth for streaming audio via Bluetooth in the home. We had 122 SIG (Bluetooth special interest group) stereo EPL (end product listings) in the quarter, compared to 310 SIG listings for the whole of 2011.

We had design wins in the health & fitness business line for our SiRFstarIVTM location product with Garmin, Motorola and Suunto. We continue to see good customer traction in the Bluetooth gaming controller space and our partnership with Intel is progressing well. While Bluetooth SMART is a new market, we expect strong growth in the medium-term in this area, following embedded support in Mac, iPhone and iPad products, and with a number of Android smartphone manufacturers now supporting the standard.

We have had good adoption for our market-leading aptX audio codec technology with more than fifteen licensee agreements signed during the quarter. We have seen significant adoption by handset and tablets with product launches from Samsung and HTC. We now have more than 75 licensees for this technology and believe that continued adoption of aptX contributes to maintaining a strong market position for our chips in the wireless audio market.

In March 2012, CSR acquired UK-based capabilities in digital class D audio amplifier technology from Diodes Inc of Plano, Texas, trademarked as DDFA (direct digital feedback amplifier). The acquisition complements CSR’s existing audio platform technology, enabling end-to-end digital audio processing from source to speaker. NAD Electronics is the primary customer currently using DDFA amplifier technology. The transaction was for cash with a further revenue-based royalty stream payable to Diodes.

In April, we introduced the Quatro 5300 series of programmable imaging processors, which are integrated solutions for developing the next generation of printers, scanners and all-in-ones to meet the latest EU and U.S. energy-efficiency requirements.

In our Mobile Business Group, we continue to see good market traction for our location products. Our next generation SiRFstarV location product has been chosen by a major smartphone manufacturer for a second quarter 2012 product launch, while we saw growing revenue and increasing deployment of the SiRFstarIV location product in the Samsung Galaxy family of smartphones and tablets. The SiRFstarIV product has also secured two additional design wins with Tier One companies.

The CSR8800™ Bluetooth family of chips has secured a major Tier One win and we also have a design win for our CSR6030™ Wi-Fi product for a second half 2012 launch with a major manufacturer.

We have had positive engagements in our discussions with baseband and application processor providers on our platform partnership strategy. During the first quarter, Spreadtrum chose CSR to provide a Wi-Fi solution, the SiRFstarIV location platform and Bluetooth for its SC8805G, SC8810, SC6810 and SC6820 smartphone reference designs.

In cameras, we expect a number of Tier One Japanese companies to ship products this summer with our COACH14™ (camera-on-a-chip) in premium hybrid cameras. We also delivered the first customer samples of our mid-range COACH15™ platform, which has secured a number of design wins.

Continued Technical Innovation

In February, CSR and Software Imaging Limited jointly launched DirectOffice Mobile Print 3.0, which offers the ability to print directly from mobile devices to most existing printers, delivering printed output that matches the original, rather than simplified versions typically rendered by earlier generation mobile print technologies.

Our SiRFstarV Architecture and SiRFusion™ Platform was named a finalist in the EE Times and EDN 2012 UBM Electronics ACE Awards in the Innovator of the Year category.

We remain on track with our 40nm CSR9800 Wi-Fi/Bluetooth combination chip.

Company Structure

The Zoran acquisition was completed on 31 August 2011 and Zoran revenues are incorporated for the whole of our first quarter, as shown in the table on page 5.

Operating Review

First quarter revenue by business unit	Q1 2012	Q1 2011*
Auto

Automotive	$39.6m	$29.0m
PND	$7.9m	$16.7m
Total	$47.5m	$45.7m

Home	$65.5m	$48.5m

Mobile

Handsets	$57.8m	$68.3m
Cameras	$24.9m	$1.4m
Total	$82.7m	$69.7m

Legacy Products Group	$31.3m	$0.0m

Total	$227.0m	$163.9m

*	Comparable results for Q1 2011 are for the standalone CSR business only, but have been restated to align with the new business group structure adopted in Q4 2011. As a result, $1.4m of camera revenues for Q1 2011 previously reported in the Home Business Group are now reported in the Mobile Business Group.

Auto Business Group

Q1 2012: 21% of revenues (Q1 2011: 28% of revenues)

First quarter revenues in the Auto Business Group were $47.5m (Q1 2011: $45.7m) which includes a $2.3m contribution from Zoran. Excluding the Zoran revenue, this represented a decrease of 1% from the comparable period last year, as strong growth in revenue from the automotive business line was offset by declining PND volumes. In the first quarter 2012, revenues from the automotive and PND business lines represented 83% (Q1 2011: 63%) and 17% (Q1 2011: 37%) of the Auto Business Group’s revenues, including the contribution from Zoran.

The automotive business line performed in line with expectations and saw continued design win momentum. Growth in revenue from automotive manufacturers in the first quarter represented an increase of 37% from the comparable period last year. This was offset by a decline in the PND market during the first quarter of 53% year-on-year, reflecting an accelerating shift away from PNDs towards in-dash navigation and location capabilities in smartphones. We expect to see these trends continue, resulting in further ongoing weakness in the PND market, whilst delivering growth in the automotive market. We began shipping our auto Wi-Fi to our automotive customers and expect this segment to grow in the coming quarters.

Home Business Group

Q1 2012: 29% of revenues (Q1 2011: 30% of revenues)

Revenues in the Home Business Group were $65.5m (Q1 2011: $48.5m), including a contribution of $14.8m from Zoran. Excluding the Zoran contribution, this represented an increase of 5% from the comparable period last year, with the voice & music business line performing well year-on-year.

We have maintained our leadership position in the area of Bluetooth audio. We have seen strong year-on-year growth in this area and the completeness of our voice & music platform enables customers to create products in a cost efficient manner. We continue to supply the two companies that utilise Bluetooth for their gaming controllers. Revenue from our document imaging business line was approximately flat year-on-year.

Mobile Business Group

Q1 2012: 36% of revenues (Q1 2011: 42% of revenues)

Revenues in the Mobile Business Group were $82.7m (Q1 2011: $69.7m) including a contribution of $24.7m camera revenue from Zoran. Compared to the comparable prior year quarter, handset revenues declined 15% from $68.3m in Q1 2011 to $57.8m in Q1 2012, while revenues from the camera business line were approximately flat quarter-on-quarter.

Legacy Product Group

Q1 2012: 14% of revenues (Q1 2011: 0% of revenues)

First quarter revenues in the Legacy Product Group were $31.3m (Q1 2011: $nil). Zoran recognised $34.1m of revenue in relation to these products in the comparable period of last year. We expect to see revenue decline accelerating in this group during the second half of 2012.

Dividend

On 20 February 2012, the Board recommended a final dividend of $0.071 per ordinary share which, together with the interim dividend of $0.032 per ordinary share, amounted to $0.103 per ordinary share in respect of the 2011 financial year, representing an increase of 5% over the notional dividend (FY 2010: $0.065, notional dividend of $0.098).

Subject to shareholder approval at the Annual General Meeting to be held on 23 May 2012, the dividend will be payable on 1 June 2012 to shareholders on the register as at 11 May 2012. The dividend will be paid in sterling and the sterling value of the dividend payment per share will be based on the prevailing GBP sterling to US dollar exchange rate on 11 May 2012.

Progress on Share Buy-back

Under a general authority granted by shareholders at the general meeting held on 30 August 2011, on 20 February 2012, the Board announced its intention to buy-back shares for up to $50m. During the remainder of the first quarter, we bought back 2.45m shares for an aggregate consideration of $9.5m. The Company proposes to renew the existing authority at the Annual General Meeting to be held on 23 May 2012, so that it will have the flexibility to continue the buy-back thereafter.

People

Total headcount was 2,547 as at 30 March 2012 (30 December 2011: 2,945).

Litigation

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. See our SEC filings, including proxy statement for risks of litigation. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

CSR is litigating a patent case against Bandspeed, Inc, in the U.S. District Court for the Western District of Texas. Trial has been set for Q1 2013. Although CSR is not a party to another Bandspeed case, which was transferred from the U.S. District Court for the Eastern District of Texas to the U.S. District Court for the Western District of Texas, a number of defendants have requested indemnification from CSR. In response to Bandspeed’s actions, on 5 October 2011, CSR had filed a patent infringement lawsuit against Bandspeed in the U.S. District Court for Arizona, which will be consolidated with the Western District of Texas Case. CSR also filed an action against Bandspeed and its affiliates for fraud and unfair business practices in the U.S. District Court in the Northern District of California, which also will be consolidated with the Western District of Texas case. Bandspeed is defending a patent infringement lawsuit filed by CSR in the U.S. District Court for the Central District of California; no trial date has been set.

Freescale Semiconductor, Inc. filed three investigations in the International Trade Commission in which it named Zoran or its customers as respondents, Inv. No. 337-TA-709 (“Integrated Circuits I”), Inv. No. 337-TA-786 (“Integrated Circuits II”) and Inv. No. 337-TA-822 (“Integrated Circuits III”). Freescale also filed three parallel district court cases, all of which are stayed pending the outcome of Integrated Circuits II and III. In each ITC investigation, Freescale accused Zoran’s products of infringing U.S. Patent No. 5,467,455. This patent expires on 3 November 2013.

Integrated Circuits I went to trial on the issue of whether certain Zoran digital television integrated circuit products used in Funai TVs infringe the ’455 patent. In Integrated Circuits I, Freescale failed to prevail. In Integrated Circuits II, the trial is set for 23 May 2012, and the target date for the Completion of the Investigation (i.e., when the full Commission will issue the final result of the ITC investigation) is 13 November 2012. In Integrated Circuits III, the trial is set for September 24, 2012 and the target date for Completion of the Investigation is 10 May 2013.

A number of patent portfolio non-practicing entities have filed patent infringement cases against CSR and/or Zoran. These cases are all in the preliminary stages and include many other defendants. Plaintiffs in these cases, the filing dates of their respective complaints – all filed in the U.S. District Court for the Eastern District of Texas (except HSM Portfolio/Technology Property’s lawsuit against Zoran in the U.S. District Court for Delaware) – and the scheduled trial dates are as follows: Mosaid (Filed 16 March 2011; Trial Scheduled for Q3 2014); Azure Networks and Tri-County Excelsior Foundation (Filed 22 March 2011; Trial scheduled for Q4 2013); HSM Portfolio and Technology Property (Filed 1 September 2011; Trial not yet scheduled); and Advanced Processor Technologies (Filed 26 January 2011; Trial scheduled for Q3 2013). Inductive Design (6 September 2011) was dismissed without liability to CSR as a result of legal steps.

No provision has been recorded for any of the cases above as cash out flow has not been deemed probable as of the date hereof.

Financial Review – first quarter ended 30 March 2012

First Quarter Financial Summary	IFRS				Underlying*
	Q1 2012		Q1 2011		Q1 2012		Q1 2011
Revenue	$227.0m		$163.9m		$227.0m		$163.9m
Gross profit	$111.7m		$78.9m		$114.8m		$80.4m
Gross margin	49.2%		48.2%		50.6%		49.1%
R&D expenditure	$71.3m		$52.7m		$67.8m		$49.7m
SG&A expenditure	$56.2m		$29.5m		$44.3m		$30.7m
Operating profit (loss)	($15.8m	)	($3.3m	)	$2.7m		$0.0m
Finance (expense) income	($1.4m	)	$0.2m		($0.8m	)	$0.9m
Tax charge (credit)	($2.6m	)	($0.9m	)	$0.8m		($1.9m	)
Diluted earnings (loss) per share	($0.07)		($0.01)		$0.01		$0.02
Net cash from operating activities	($15.4m	)	($10.3m	)	($15.4m	)	($10.3m	)

*	Q1 2011 results only include those previously reported for CSR plc and are not inclusive of Zoran Corporation.

Revenue

In the first quarter of 2012, revenue increased by $63.1m over the comparable period last year to $227.0m and decreased by 6% excluding Zoran. Revenue decreased by $17.0m in comparison to the prior quarter (Q4 2011: $244.0m) as a result of seasonality.

Gross Profit

On an IFRS basis, the gross margin was 1.0 percentage point higher than the comparable period last year. Though the underlying gross margin increased by 1.5 percentage points over the comparable period last year, this has been partially offset by an increase in the amortisation of intangibles acquired with Zoran, which decreased gross margins by 0.5 percentage points.

The underlying gross margin increased by 1.5 percentage points in comparison to the same period last year to 50.6% and was 0.4 percentage points lower than the previous quarter. This increase compared to the same period last year reflects the benefit of higher margins from Zoran products and a higher share of the revenue mix for platform revenues.

R&D and SG&A Expenses

R&D expenses of $71.3m under IFRS and $67.8m on an underlying basis increased 35.3% and 36.4% respectively over the comparable period last year. This is mainly the result of an enlarged cost base resulting from the acquisition of Zoran.

SG&A expenses increased by 90.5% under IFRS and 44.3% on an underlying basis over the comparable period last year. This reflects the enlarged cost base as a result of the acquisition of Zoran, as well as non-recurring litigation settlement income of $14.5m, which was recognised as a credit in SG&A expenses in Q1 2011 under IFRS.

Operating Profit

Under IFRS, an operating loss of $15.8m was recognised in Q1 2012, which represents an increased loss of $12.5m in comparison to the comparable period last year (Q1 2011: loss of $3.3m). This movement is largely reflective of the litigation settlement income of $14.5m recognised in Q1 2011.

An underlying operating profit of $2.7m was recognised in Q1 2012, an increase of $2.7m over the comparable period last year. This is due to the significant increase in revenue and margins resulting from the acquisition of Zoran, more than offsetting the enlarged cost base.

Finance Income (Expense)

Under IFRS, finance expense was $1.4m (Q1 2011: finance income of $0.2m), which includes a charge of $0.6m relating to the unwinding of the discount on the Broadcom litigation settlement costs due to the long-term nature of the obligation. Finance expense was $0.8m (Q1 2011: finance income of $0.9m) on an underlying basis.

Tax

During Q1 2012 we recorded an IFRS tax credit of $2.6m (Q1 2011: credit $0.9m) as a result of the loss in the period. The credit was relatively small in comparison to the loss incurred in the quarter, due to a charge of $1.6m resulting from downward revaluation of UK deferred tax assets following the reduction in the UK Corporation Tax rate to 24%. On an underlying basis, there was a tax charge of $0.8m (Q1 2011: credit $1.9m).

Our full year underlying effective tax rate is expected to be around 20 percent.

Earnings

Under IFRS, there was a diluted loss per share of $0.07, compared to a diluted loss per share of $0.01 in the comparable period last year. This can primarily be attributed to litigation settlement income of $14.5m recognised in Q1 2011, which contributed $0.05 to diluted earnings per share.

On an underlying basis, diluted earnings per share were $0.01, a $0.01 decrease on the comparable period last year. Though underlying operating profit increased year-on-year, this reflects an underlying tax credit in the comparable period last year compared to a tax charge in the first quarter of 2012.

Our diluted weighted average number of shares for Q1 2012 was 200,922,389.

Cash, cash equivalents, treasury deposits and investments

There was a cash outflow from operating activities of $15.4m, an increase of $5.1m on the comparable period last year (Q1 2011: $10.3m). The net cash outflow from operating activities reflects negative movements in working capital and restructuring payments, which were partly offset by a UK corporation tax receipt of $4.7m. The negative movements in working capital were primarily due to a seasonal decrease in payables of $30.3m in the first quarter, which is similar to the movement in the comparable quarter last year (Q1 2011: $4.9m), after adjusting for a significant liability of $26.6m recorded in Q1 2011, relating to the 2011 share buy-back.

Capital expenditure on intangible assets includes $2.7m, related to the purchase of capabilities in digital class D audio amplifier technology from Diodes Inc. There was also expenditure of $5.4m during the quarter in relation to the share buy-back. The group had cash, cash equivalents and treasury deposits and investments of $251.3m at 30 March 2012.

Balance Sheet

Day sales outstanding of 37 days was an improvement on the comparable period last year (Q1 2011: 38 days) and the prior quarter (Q4 2011: 40 days) and can be attributed to strong cash collection in the quarter.

Inventory days of 89 for the first quarter of 2012, compares favourably to the comparable period last year (Q1 2011: 104 days) and to the previous quarter (Q4 2011: 94 days), as the inventory balance declined by $11.1m to $109.3m at 30 March 2012.

Cautionary Note Regarding Forward Looking Statements

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR, as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’, or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products; increased expenses associated with new product introductions, masks, or process changes; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; declines in the average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; difficulties related to distributors who supply our products to customers; risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products; errors or failures in the hardware or software components of CSR’s products; risks associated with acquiring and protecting intellectual property and other commercially sensitive information; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions and realise the expected commercial benefits and synergies from such acquisitions in the amounts or timeframes anticipated; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed, without limitation, under the heading “Risk Factors” in our latest Annual Report and Financial Statements and in our filings, including proxy statements, with the US Securities and Exchange Commission.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Bluetooth® and the Bluetooth logos are trademarks owned by Bluetooth SIG, Inc. and licensed to CSR. Wi-Fi®, Wi-Fi Alliance®, WMM®, Wi-Fi Protected Access®, WPA®, WPA2®, Wi-Fi Protected Setup™ and Wi-Fi Multimedia™ are trademarks of the Wi-Fi Alliance. Other products, services and names used in this document may have been trademarked by their respective owners.

Condensed Consolidated Income Statement

	Note	Q1 2012	Q1 2011	Q4 2011	2011
		(unaudited)	(unaudited)	(unaudited)	(audited)
		$’000	$’000	$’000	$’000
Revenue		226,988	163,876	244,049	845,190
Cost of sales		(115,284)	(84,960)	(137,459)	(460,455)

Gross profit		111,704	78,916	106,590	384,735

Research and development costs		(71,284)	(52,737)	(77,078)	(241,763)
Selling, general and administrative expenses		(56,170)	(29,452)	(80,085)	(191,337)

Operating loss		(15,750)	(3,273)	(50,573)	(48,365)

Investment income		566	180	516	1,627
Finance (expense) income		(1,400)	236	(2,115)	(4,726)

Loss before tax		(16,584)	(2,857)	(52,172)	(51,464)
Tax		2,615	876	71,521	85,330

(Loss) profit for the period		(13,969)	(1,981)	19,349	33,866

(Loss) earnings per share		$	$	$	$
Basic	4	(0.07)	(0.01)	0.10	0.19
Diluted	4	(0.07)	(0.01)	0.10	0.19

Condensed Consolidated Statement of Comprehensive Income

	Q1 2012	Q1 2011	Q4 2011	2011
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000
(Loss) profit for the period	(13,969)	(1,981)	19,349	33,866
Other comprehensive income (loss)
Gain (loss) on cash flow hedges	3,062	4,059	(347)	1,661
Net tax on cash flow hedges in equity	(765)	(1,055)	95	(427)
Transferred to income statement in respect of cash flow hedges	(338)	(593)	(239)	(4,184)
Tax on items transferred from equity	84	154	52	1,080
Actuarial losses in defined benefit plans	(18)	—	(435)	(435)

Total comprehensive (loss) income for the period	(11,944)	584	18,475	31,561

Condensed Consolidated Balance Sheet

	30 March 2012	31 December 2011
	(unaudited)	(audited)
	$’000	$’000
Non-current assets
Goodwill	333,354	332,749
Other intangible assets	125,851	127,747
Property, plant and equipment	31,446	34,520
Investment	3,719	3,610
Deferred tax asset	121,163	118,442

	615,533	617,068

Current assets
Inventory	109,275	120,347
Derivative financial instruments	1,358	148
Trade and other receivables	115,238	123,797
Corporation tax debtor	7,027	11,808
Treasury deposits and investments	39,267	65,938
Cash and cash equivalents	212,011	211,907

	484,176	533,945

Total assets	1,099,709	1,151,013

Current liabilities
Trade and other payables	157,243	180,621
Current tax liabilities	9,483	9,613
Obligations under finance leases	1,266	16
Derivative financial instruments	32	1,585
Provisions	19,660	29,495

	187,684	221,330

Net current assets	296,492	312,615

Non-current liabilities
Long term accruals	45,689	49,590
Contingent consideration	103	—
Long-term provisions	2,004	1,926
Obligations under finance leases	856	143
Defined benefit pension scheme deficit	18	117

	48,670	51,776

Total liabilities	236,354	273,106

Net assets	863,355	877,907

Equity
Share capital	373	372
Share premium account	473,781	473,462
Capital redemption reserve	950	950
Merger reserve	61,574	61,574
Employee Benefit Trust reserve	(29,012)	(33,971)
Treasury shares	(93,087)	(84,660)
Hedging reserve	1,324	(1,400)
Share based payment reserve	93,578	88,197
Tax reserve	40,950	41,583
Retained earnings	312,924	331,800

Total equity	863,355	877,907

Condensed Consolidated Statement of Changes in Equity

	Called - up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Tax reserve $’000	Retained earnings $’000	Total $’000
At 31 December 2011	372	473,462	950	61,574	(33,971)	(84,660)	(1,400)	88,197	41,583	331,800	877,907
Loss for the period	—	—	—	—	—	—	—	—	—	(13,969)	(13,969)
Other comprehensive income (loss) for the period	—	—	—	—	—	—	2,724	—	(681)	(18)	2,025

Total comprehensive income (loss) for the period	—	—	—	—	—	—	2,724	—	(681)	(13,987)	(11,944)
Share issues	1	319	—	—	—	—	—	—	—	—	320
Shares issued from Employee Benefit Trust	—	—	—	—	4,959	—	—	—	—	(3,845)	1,114
Shares issued from Treasury	—	—	—	—	—	1,044	—	—	—	(1,044)	—
Purchase of Treasury Shares	—	—	—	—	—	(9,471)	—	—	—	—	(9,471)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	5,381	—	—	5,381
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	48	—	48

At 30 March 2012	373	473,781	950	61,574	(29,012)	(93,087)	1,324	93,578	40,950	312,924	863,355

	Called - up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Tax reserve $’000	Retained earnings $’000	Total $’000
At 31 December 2010	322	368,615	950	61,574	(39,064)	(37,487)	1,123	58,038	41,641	318,852	774,564
Loss for the period	—	—	—	—	—	—	—	—	—	(1,981)	(1,981)
Other comprehensive income (loss) for the period	—	—	—	—	—	—	3,466	—	(901)	—	2,565

Total comprehensive income (loss) for the period	—	—	—	—	—	—	3,466	—	(901)	(1,981)	584
Share issues	1	1,158	—	—	—	—	—	—	—	—	1,159
Shares issued from Employee Benefit Trust	—	—	—	—	2,478	—	—	—	—	(2,306)	172
Purchase of Treasury Shares	—	—	—	—	—	(31,003)	—	—	—	—	(31,003)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	2,921	—	—	2,921
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	77	—	77
Share buy-back liability	—	—	—	—	—	—	—	—	—	(26,604)	(26,604)

At 1 April 2011	323	369,773	950	61,574	(36,586)	(68,490)	4,589	60,959	40,817	287,961	721,870

Condensed Consolidated Cash Flow Statement

		Q1 2012	Q1 2011	Q4 2011	2011
		(unaudited)	(unaudited)	(unaudited)	(audited)
	Note	$’000	$’000	$’000	$’000
Net cash (outflow) inflow from operating activities	5	(15,395)	(10,301)	(10,965)	12,640

Investing activities
Interest received		365	89	524	1,299
Purchase of treasury deposits		(5,003)	(48,280)	(90,499)	(180,980)
Sales of treasury deposits		31,674	86,475	55,799	413,786
Purchases of property, plant and equipment		(1,782)	(5,670)	(1,198)	(14,573)
Purchases of intangible assets		(4,178)	(648)	(272)	(4,245)
Acquisition of subsidiary, net of cash acquired		—	—	—	(123,862)
Purchase of investment		(109)	—	(110)	(2,610)

Net cash from (used in) investing activities		20,967	31,966	(35,756)	88,815

Financing activities
Proceeds on issue of shares		301	1,024	77	1,365
Proceeds on issue of shares from Employee Benefit Trust		29	228	273	1,380
Purchase of treasury shares		(5,421)	(25,186)	—	(47,511)
Equity dividends paid to shareholders		—	—	—	(16,349)

Net cash (used in) from financing activities		(5,091)	(23,934)	350	(61,115)

Net increase (decrease) in cash and cash equivalents		481	(2,269)	(46,371)	40,340

Cash and cash equivalents at beginning of period		211,907	172,315	259,026	172,315

Effect of foreign exchange rate changes		(377)	937	(748)	(748)

Cash and cash equivalents at end of period		212,011	170,983	211,907	211,907

Notes

1 Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 30 December 2011 on 17 February 2012.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 30 December 2011 are available on CSR’s website at www.csr.com and will be filed with the Registrar of Companies. The auditor’s reports on the accounts for the 52 weeks ended 30 December 2011 was unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of IFRSs, this announcement does not contain itself sufficient information to comply with IFRSs.

The financial information for the quarters Q1 2012, Q4 2011 and Q1 2011 is unaudited.

This announcement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 30 December 2011.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q1 2012	13 weeks	31 December 2011 to 30 March 2012
Q4 2011	13 weeks	1 October 2011 to 30 December 2011
Q1 2011	13 weeks	1 January 2011 to 1 April 2011
2011	52 weeks	1 January 2011 to 30 December 2011

2 Changes in share capital

In the first quarter 2012, 320,087 new ordinary shares were issued for employee option exercises. Consideration was $319,540 at a premium of $319,030. In addition 720,397 ordinary shares were issued from the Employee Benefit Trust and 193,894 ordinary shares were issued from ordinary shares held at treasury to satisfy employee option exercises.

During the first quarter 2012, CSR purchased 2,450,484 shares, all of which were held at treasury as at 30 March 2012.

As at 30 March 2012, there were 198,785,866 ordinary shares in issue. This figure is after adjusting for 17,197,990 ordinary shares held by CSR plc in treasury.

3 Amortisation of acquired intangibles

	Q1 2012	Q1 2011	Q4 2011	2011
	(unaudited)	(unaudited)	(unaudited)	(audited)
Included within:	$’000	$’000	$’000	$’000
Cost of sales	3,114	1,527	3,084	8,224
Research and development costs	506	1,213	1,760	5,525
Selling, general and administrative expenses	2,032	915	2,030	4,932

Amortisation of acquired intangibles	5,652	3,655	6,874	18,681

Amortisation of intangibles recorded in cost of sales relates to the sales of certain products containing acquired intangible assets. Amortisation of acquired intangibles not yet utilised in products being sold is recognised within Research and Development costs.

4 (Loss) earnings per ordinary share

The calculation of (loss) earnings per share is based upon the (loss) profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares *
Q1 2012	196,764,245	200,922,839
Q1 2011	172,387,300	175,360,161
Q4 2011	196,767,549	198,620,075
2011	178,198,771	181,393,972

*	Share options are only treated as dilutive where the result after taxation is a profit.

Please refer to the supplementary information for a reconciliation between IFRS and underlying measures of diluted earnings per share.

5 Reconciliation of net (loss) profit to net cash from operating activities

	Q1 2012 (unaudited) $’000	Q1 2011 (unaudited) $’000	Q4 2011 (unaudited) $’000	2011 (audited) $’000
(Loss) profit for the period	(13,969)	(1,981)	19,349	33,866
Adjustments for:
Investment income	(566)	(180)	(516)	(1,627)
Finance costs (income)	1,400	(236)	2,115	5,046
Income tax credit	(2,615)	(876)	(71,521)	(85,330)
Changes in fair value of investments	—	—	—	(320)
Amortisation of intangible assets	7,053	4,893	9,324	26,352
Depreciation of property, plant and equipment	4,103	4,478	5,145	18,371
Loss on disposal of property, plant and equipment and intangible fixed assets	55	—	55	86
Share option charges	5,381	2,921	4,729	13,583
Impairment of assets	—	—	2,276	2,276
De-recognition of contingent consideration	—	—	(1,620)	(1,620)
(Decrease) increase in provisions	(10,037)	60	402	(342)

Operating cash flows before movements in working capital	(9,195)	9,079	(30,262)	10,341

Decrease (increase) in inventories	11,072	(10,072)	23,211	27,788
Decrease (increase) in receivables	8,652	(3,747)	27,800	27,322
Decrease in payables	(30,293)	(4,938)	(29,416)	(49,298)

Cash (used in) generated by operations	(19,764)	(9,678)	(8,667)	16,153

Foreign tax paid	(222)	(503)	(1,375)	(3,063)
UK Corporation tax received	4,717	—	—	—
Interest paid	(126)	(120)	(923)	(450)

Net cash (outflow) inflow from operating activities	(15,395)	(10,301)	(10,965)	12,640

Supplementary information

Non-GAAP Disclosure

Summary income statement – Underlying results

	Q1 2012 (unaudited) Underlying $’000		Q1 2011 (unaudited) Underlying $’000		Q4 2011 (unaudited) Underlying $’000		2011 (unaudited) Underlying $’000
Revenue		226,988		163,876		244,049		845,190
Underlying cost of sales		(112,170)		(83,433)		(119,535)		(424,044)

Underlying gross profit		114,818		80,443		124,514		421,146

Underlying research and development		(67,844)		(49,707)		(72,742)		(228,573)
Underlying selling, general and administrative		(44,295)		(30,691)		(51,168)		(143,367)

Underlying Operating profit		2,679		45		604		49,206

Investment income		566		180		516		1,627
Underlying finance (expense) income		(831)		908		(1,520)		(1,863)

Underlying profit (loss) before tax		2,414		1,133		(400)		48,970

Underlying tax		(802)		1,915		(4,546)		(12,162)

Underlying profit (loss) for the period		1,612		3,048		(4,946)		36,808

Diluted share count		200,922,839		175,360,161		198,620,075		181,393,972

Underlying earnings (loss) per share	$		$		$		$
Diluted		0.01		0.02		(0.02)		0.20

Reconciliation of IFRS results to underlying measures

Q1 2012

	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	(Loss) profit b/f tax $’000	Taxation $’000	Net (loss) profit $’000	Diluted EPS $
IFRS	111,704	49.2	(71,284)	(56,170)	(15,750)	(16,584)	2,615	(13,969)	(0.07)
Amortisation of intangibles	3,114	1.4	506	2,032	5,652	5,652	(1,665)	3,987	0.02
Share option charges	—	—	2,934	3,088	6,022	6,022	(290)	5,732	0.03
Integration and restructuring	—	—	—	6,467	6,467	6,467	(1,252)	5,215	0.03
Acquisition fees	—	—	—	288	288	288	(70)	218	—
Unwinding of discount on litigation settlements	—	—	—	—	—	569	(140)	429	—

Underlying	114,818	50.6	(67,844)	(44,295)	2,679	2,414	(802)	1,612	0.01

Q1 2011

	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	(Loss) profit b/f tax $’000	Taxation $’000	Net (loss) profit $’000	Diluted EPS $
IFRS	78,916	48.2	(52,737)	(29,452)	(3,273)	(2,857)	876	(1,981)	(0.01)
Amortisation of intangibles	1,527	0.9	1,213	915	3,655	3,655	(1,707)	1,948	0.01
Share option charges	—	—	1,817	1,475	3,292	3,292	—	3,292	0.02
Acquisition fees	—	—	—	4,035	4,035	4,035	(1,069)	2,966	0.02
Integration and restructuring	—	—	—	868	868	868	(230)	638	—
Litigation settlement	—	—	—	(14,532)	(14,532)	(14,532)	5,813	(8,719)	(0.05)
Patent settlement	—	—	—	6,000	6,000	6,000	(1,590)	4,410	0.03
Unwinding of discount on litigation settlements	—	—	—	—	—	672	(178)	494	—

Underlying	80,443	49.1	(49,707)	(30,691)	45	1,133	1,915	3,048	0.02

Q4 2011

	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	Loss b/f tax $’000	Taxation $’000	Net profit (loss) $’000	Diluted EPS $
IFRS	106,590	43.7	(77,078)	(80,085)	(50,573)	(52,172)	71,521	19,349	0.10
Amortisation of intangibles	3,084	1.2	1,760	2,030	6,874	6,874	(2,118)	4,756	0.02
Fair value adjustment to inventory	14,840	6.1	—	—	14,840	14,840	(10,990)	3,850	0.02
Share option charges	—	—	2,576	2,241	4,817	4,817	418	5,235	0.03
Acquisition fees	—	—	—	—	—	—	609	609	—
De-recognition of contingent consideration	—	—	—	(1,620)	(1,620)	(1,620)	—	(1,620)	(0.01)
Integration and restructuring	—	—	—	26,266	26,266	26,266	(6,579)	19,687	0.10
Unwinding of discount on litigation settlements	—	—	—	—	—	595	(154)	441	—
Recognition of tax losses brought forward	—	—	—	—	—	—	(57,253)	(57,253)	(0.28)

Underlying	124,514	51.0	(72,742)	(51,168)	604	(400)	(4,546)	(4,946)	(0.02)

2011

	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	(Loss) profit b/f tax $’000	Taxation $’000	Net Profit $’000	Diluted EPS $
IFRS	384,735	45.5	(241,763)	(191,337)	(48,365)	(51,464)	85,330	33,866	0.19
Amortisation of intangibles	8,224	1.0	5,525	4,932	18,681	18,681	(5,592)	13,089	0.07
Fair value adjustment to inventory	28,187	3.3	—	—	28,187	28,187	(10,990)	17,197	0.10
Share option charges	—	—	7,665	6,465	14,130	14,130	242	14,372	0.08
Acquisition fees	—	—	—	13,004	13,004	13,004	—	13,004	0.07
Integration and restructuring	—	—	—	33,721	33,721	33,721	(8,554)	25,167	0.14
Litigation settlement	—	—	—	(14,532)	(14,532)	(14,532)	5,813	(8,719)	(0.05)
Patent settlement	—	—	—	6,000	6,000	6,000	(1,590)	4,410	0.02
Derecognition of contingent consideration	—	—	—	(1,620)	(1,620)	(1,620)	—	(1,620)	(0.01)
Unwinding of discount on litigation settlements	—	—	—	—	—	2,525	(669)	1,856	0.01
Recognition of tax losses brought forward	—	—	—	—	—	—	(76,152)	(76,152)	(0.42)
Loss on close period share buy-back	—	—	—	—	—	338	—	338	—

Underlying	421,146	49.8	(228,573)	(143,367)	49,206	48,970	(12,162)	36,808	0.20